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www.dechert.com

DAVID S. ROSENTHAL

david.rosenthal@dechert.com
+1 212 698 3616 Direct
+1 212 698 0416 Fax

October 7, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Brian Soares, Amanda Ravitz, Eric Atallah and Kevin Vaughn

Re:          voxeljet AG
Registration Statement on Form F-1
Filed September 17, 2013
File No. 333-191213

Ladies and Gentlemen:

On behalf of voxeljet AG, a German stock corporation (the “Company”), set forth below are the responses of the Company to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 2, 2013, with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

For your convenience, the Staff’s comments are included in this letter in bold face type and are followed by the applicable response.  Concurrently, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.  Three copies of Amendment No. 1 marked against the Registration Statement are included under separate cover to facilitate your review.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Revenue Recognition, page 51

1.                                      We note your response to prior comment 19.  Please tell us whether the loans you provided to customers to cover the purchase of 3D printers are usually offered to other customers or prospective customers.  If you do usually offer such loans, please disclose the key terms of those loans, such as interest rates and default provisions.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company advises the Staff that it does not ordinarily offer loans to current or prospective customers to cover the purchase of its 3D printers.  As a result, the Company does not maintain a set of key terms for customer loans.  However, in the event a prospective customer that, in management’s view, is important to the development or penetration of a specific market requests a loan, the Company will consider such request.  The Company expects there to be few situations where it would be willing to extend a loan to a customer and does not offer a formal loan program.  Any loan the Company may provide will be negotiated between the parties at the time of purchase.  For further clarification, the Company has revised its disclosure on page 52 of the Prospectus.

Differences between Our Corporate Governance . . ., page 100

2.                                      We note your response to prior comment 10.  Please tell us why you have not revised this section to include the fact that you are not required to seek shareholder approval for the implementation of certain equity compensation plans.  Also explain to us why you removed this and other differences between your corporate governance practices and those applicable to U.S. companies listed on the NYSE from the first full risk factor on page 31.

Response:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company advises the Staff that both German law and the NYSE Listed Company Manual require shareholders to approve the implementation of equity compensation plans, and, thus, the Company is required to seek shareholder approval of any equity compensation plans it seeks to implement.  Accordingly, disclosure of this item is not appropriate for inclusion under “Differences between Our Corporate Governance Practices and Those Set Forth in the New York Stock Exchange Listing Company Manual,” nor is it appropriate for inclusion in the referenced risk factor.  Similarly, the Company removed the references to certain other corporate governance practices from the aforementioned risk factor because, upon further review of applicable German law, the Company in fact will comply with these practices, and, thus, the Company deemed their inclusion inappropriate in this risk factor.  The Company notes for the Staff that the applicable differences in corporate governance practices are referenced in the second paragraph of the aforementioned risk factor.

In addition, the Company respectfully acknowledges the comment regarding the inside cover art that the Staff relayed orally to the undersigned.  In response to the Staff’s comment, the Company has replaced the picture on the inside cover about which the Staff raised a question with a different picture.

If you have any further questions, please feel free to contact the undersigned by telephone at 212-698-3616 (or by facsimile at 212-698-0416) or Derick Kauffman at 215-994-2562 (or by facsimile at 215-655-2562).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David S. Rosenthal

cc:	Dr. Ingo Ederer
Rudolf Franz
voxeljet AG
Berthold Hummel, Esq.
Dechert LLP
William Schwitter, Esq.
Paul Hastings LLP